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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                       ----------------------------------

                                 SCHEDULE 13E-3

                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

                              THE GNI GROUP, INC.
                              (Name of the Issuer)

The GNI Group, Inc.            Mr. Carl V Rush, Jr.            Mr. Titus H. Harris, III
2525 Battleground Road         2525 Battleground Road          2525 Battleground Road
Deer Park, Texas 77536         Deer Park, Texas 77536          Deer Park, Texas 77536

                       (Name of Persons Filing Statement)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                  362022 10 5
                     (CUSIP Number of Class of Securities)

                                Carl V Rush, Jr.
                             2525 Battleground Road
                             Deer Park, Texas 77536
                                 (281) 930-0350

                                WITH COPIES TO:

           Mr. David Blea, Esquire               Mr. Rick L. Wittenbraker
         Morgan, Lewis & Bockius LLP           Bracewell & Patterson, L.L.P.
              101 Park Avenue                711 Louisiana Street, Suite 2900
           New York, New York 10178                 Houston, Texas 77002
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   This statement is filed in connection and with (check the appropriate box):

   a.   [x]   The filing of solicitation materials or in the information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

   b.   [ ]   The filing of a registration statement under the Securities Act of 1933.

   c.   [ ]   A tender offer.

   d.   [ ]   None of the above.

   Check the following box if the soliciting materials are preliminary copies. [x]

                           Calculation of Filing Fee

        Transaction Valuation*                             Amount of Filing Fee
             $50,841,825                                         $10,169

Amount previously paid:    $10,169             Filing party: The GNI Group, Inc.
Form or registration no.:  Preliminary Proxy
                            Statement
                            Schedule 14A

----------------
* For purposes of calculating the fee only. This transaction applies to an aggregate of 6,634,525 shares (the "Cash Out Shares") of Common Stock of The GNI Group, Inc. (GNI or the "Company") computed as follows: (i) 6,634,525 outstanding shares of GNI Common Stock, less (ii) 75,509 shares (the "Continuing Shares") held by certain members of management (the "Continuing Stockholders") which will remain outstanding after the Merger as described in the Proxy Statement submitted as Exhibit (h) hereto.

   The cash consideration being offered to stockholders of GNI for each share of Common Stock is $7.00 per share.

   The proposed maximum aggregate value of the transaction is $50,841,825 (sum of (i) the product of the Cash Out Shares and $7.00, and (ii) cash consideration of $4,729,437 to be paid for the options and warrants being surrendered in connection with the transaction.) The total fee of $10,169 was paid by wire transfer on April 15, 1998 to the Federal lock box depository account at Mellon Bank. The amount of the filing fee, calculated in accordance with Rule 0-11 promulgated under the Securities Exchange Act of 1934, as amended, equals 1/50 of one percent of the maximum aggregate value of the transaction.

   This transaction Statement (the "Statement") is being filed with the Securities and Exchange Commission by GNI, Mr. Carl V Rush, Jr. and Mr. Titus
   H. Harris, III, in connection with the filing of a Proxy Statement by GNI under the Securities Exchange Act of 1934, as amended.

   This Statement relates to a proposal to adopt an Agreement and Plan of Merger (the "Merger Agreement") between GNI and Green I Acquisition Corp., a Delaware corporation dated February 12, 1998, pursuant to which Green I will be merged with and into GNI (the "Merger"). At a Special Meeting of Stockholders, the stockholders of GNI will be asked to approve the Merger Proposal. If approved, each outstanding share of
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GNI Common Stock (other than 75,509 outstanding shares currently held by
Messrs. Rush and Harris, III and certain other members of management), will be converted into the right to receive $7.00 in cash for each share of Common Stock.

            Pursuant to General Instruction F to Schedule 13E-3, the information indicated below as contained in the Preliminary Proxy Statement filed April 16, 1998 is hereby incorporated by reference in answer to the items of this Schedule. Where substantially identical information required by Schedule 13E-3 is included under more than one caption, reference may be made to only one caption of the Proxy Statement.

                             CROSS REFERENCE SHEET

    Item of               Location in Proxy Statement
Schedule 13E-3         (For Incorporation by Reference)
--------------         --------------------------------

    ITEM 1.      ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION

            See "Notice of the Special Meeting," "Market Price and Dividend Information" and "Information Concerning the GNI Special Meeting."

    ITEM 2.      IDENTITY AND BACKGROUND

            This Schedule 13E-3 is being filed by (i) GNI, the issuer of the class and equity securities which is the subject of this Rule 13E-3 transaction whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536; (ii) Mr. Carl V Rush, Jr., a United States citizen whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536; and (iii) Mr. Titus H. Harris, III, a United States citizen, whose business address is P.O. Box 220, 2525 Battleground Road, Deer Park, Texas 77536. Neither Mr. Rush nor Mr. Harris, III has been convicted in a criminal proceeding during the past five years. Neither Mr. Rush nor Mr. Harris, III has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, resulting in an order, decree or judgment enjoining or prohibiting activities under the federal or state securities laws. See "Special Factors -- Interests of Directors and Executive Officers."

    ITEM 3.      PAST CONTRACTS, TRANSACTIONS OR NEGOTIATIONS

            See "Special Factors -- Background of the Merger Transaction," "-- Interests of Directors and Executive Officers" and "The Merger -- Compensation Arrangements."


    ITEM 4.      TERMS OF THE TRANSACTION

            See "The Merger" and "The Merger Agreement."

    ITEM 5.      PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE

            See "The Merger -- Conduct of GNI's Business after the Merger,"
    "-- Certain Effects of the Merger," "The Merger Agreement -- The Surviving Corporation," "-- Debt Financing," and "-- Board of Directors of the Company Following The Merger."

    ITEM 6.      SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

            See "The Merger -- Debt Financing," "-- Revolving Credit Facility" and "-- Expenses of the Transaction."


    ITEM 7.      PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

            See "Special Factors -- Background of the Merger Transaction," "-- The Board's Recommendation," "-- Recommendation of the GNI Board; Effects and Reasons for the Merger" and "-- Fairness Opinion."

    ITEM 8.      FAIRNESS OF THE TRANSACTION

            See "Special Factors -- Background of the Merger Transaction," "-- Fairness Opinion," "-- Recommendation of the GNI Board; Effects and Reasons for the Merger," "-- The Board's Recommendation," "Information Concerning the GNI Special Meeting" and "The Merger Agreement."

    ITEM 9.      REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

            See "Special Factors -- Fairness Opinion," "-- Recommendation of the GNI Board; Effects and Reasons for the Merger," "-- The Board's Recommendation" and Annex A to the Proxy Statement.

    ITEM 10.     INTEREST IN SECURITIES OF THE ISSUER

            See "Summary," "Special Factors -- Interests of Directors and Executive Officers" and "The Merger -- Ownership of Capital Stock."

    ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES

            See "Summary," "Information Concerning the GNI Special Meeting" and "Special Factors -- Interests of Directors and Executive Officers."

    ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

            See "Information Concerning the GNI Special Meeting" and "Special Factors -- Interests of Directors and Executive Officers."

    ITEM 13.    OTHER PROVISIONS OF THE TRANSACTION

            See "The Merger -- Appraisal Rights" and Annex C to the Proxy Statement

    ITEM 14.     FINANCIAL INFORMATION

            See "Summary of Selected Historical Financial Information," "Incorporation by Reference" and "Where You Can Find More Information."

    ITEM 15.     PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

            See "The Merger -- Debt Financing," and "Information Concerning the GNI Special Meeting."

    ITEM 16.     ADDITIONAL INFORMATION.

            Reference is hereby made to the Proxy Statement and the Annexes thereto, each of which are incorporated by reference herein.
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ITEM 17.  MATERIALS TO BE FILED AS EXHIBITS

     (a) Letter of Sanders Morris Mundy Inc. dated February 10, 1988, as to the fairness of the Merger to stockholders from a financial point of view.

     (b)  Letter of Intent dated January 22, 1998 by and between GNI and
          Green I.

     (c) Agreement and Plan of Merger by and between GNI and Green I dated February 12, 1998.

     (d)  Management Voting Agreement dated February 11, 1998.

     (e)  Voting Agreement dated February 11, 1998

     (f)  Consent of Sanders Morris Mundy, Inc.

     (g)  Consent of KPMG Peat Marwick LLP.

     (h) Preliminary Proxy Statement of The GNI Group, Inc. filed by the Company with the Securities and Exchange Commission on April 16, 1998.

                                   SIGNATURES

     After due inquiry to the best of my knowledge and belief, I certify that the information set forth in this statement, as amended, is true, complete and correct.

Dated:  April 16, 1998

                                        THE GNI GROUP, INC.


                                        By:     /s/ Carl V Rush, Jr.
                                           ------------------------------------
                                                    Carl V Rush, Jr.
                                                    President

                                                /s/ Carl V Rush, Jr.
                                           ------------------------------------
                                                    Carl V Rush, Jr.

                                              /s/ Titus H. Harris, III
                                           ------------------------------------
                                                  Titus H. Harris, III



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                                 EXHIBIT INDEX


     (a) Letter of Sanders Morris Mundy Inc. dated February 10, 1988, as to the fairness of the Merger to stockholders from a financial point of view.

     (b)  Letter of Intent dated January 22, 1998 by and between GNI and
          Green I.

     (c) Agreement and Plan of Merger by and between GNI and Green I dated February 12, 1998.

     (d)  Management Voting Agreement dated February 11, 1998.

     (e)  Voting Agreement dated February 11, 1998

     (f)  Consent of Sanders Morris Mundy, Inc.

     (g)  Consent of KPMG Peat Marwick LLP.

     (h) Preliminary Proxy Statement of The GNI Group, Inc. filed by the Company with the Securities and Exchange Commission on April 16, 1998.


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